UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2024
(Commission File No. 001-40634)

Gambling.com Group Limited
(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Jersey
JE4 8PX, Channel Islands
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

This Amendment No. 1 to the Current Report on Form 6-K is filed solely to file the exhibit that was referenced in the Current Report on Form 6-K of Gambling.com Group Limited (the “Company”), filed with the Securities and Exchange Commission on December 12, 2024, as “to be filed by amendment.” The disclosure previously provided is not changed.

The Agreement and Plan of Merger, dated December 12, 2024, by and among the Company, Odyssey Merger Corp., a Delaware corporation and wholly-owned indirect subsidiary of the Company, Odds Holdings, Inc., a Delaware corporation (“Odds Holdings”), and Shareholder Representative Services LLC, solely in its capacity as representative of the stockholders of Odds Holdings (the “Merger Agreement”), contains representations and warranties by each of the parties. These representations and warranties were made solely for the benefit of the parties to the Merger Agreement and (i) should not be treated as categorical statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in the Merger Agreement by disclosures that were made to the other party in connection with the negotiation of the Merger Agreement; (iii) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors; and (iv) were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement.

The information contained in this Report on Form 6-K, is hereby incorporated by reference into the Gambling.com Group Limited's registration statements on Forms F-3 (File Nos. 333-266888 and 333-272030) and Forms S-8 (File Nos. 333-258412, 333-262539, 333-270786, 333-278149 and 333-278155) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
4.1+§#	Agreement and Plan of Merger, dated as of December 12, 2024, by and among Gambling.com Group Limited, Odyssey Merger Corp., Odds Holdings, Inc., and Shareholder Representative Services LLC
99.1*	Press Release dated December 12, 2024

+
All schedules and exhibits to the Merger Agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

§	Certain identified information has been omitted from this exhibit because it is both (1) not material, and (2) is the type that the Company treats as private or confidential.
#	Filed herewith.
*	Previously filed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer

Date: December 13, 2024